FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Share Capital Reduction	3

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., at its meeting of May 10th, 2007, resolved to execute the resolution adopted by the company's shareholders in their Annual General Meeting held this same date, regarding a capital reduction by the cancellation of own shares.

Therefore, 147,633,912 of the own shares of TELEFÓNICA, S.A. have been cancelled, reducing the company's share capital by the sum of 147,633,912 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,773,496,485 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

This share capital reduction is being charged to voluntary reserves, cancelling, in the appropriate amount, the restricted reserve referred to by article 79.3 of the Spanish Corporations Act, (Ley de Sociedades Anónimas), and setting aside a reserve for retired capital in amount of 147,633,912 euros, (equal to the nominal value of the retired shares). The reduction does not involve the return of contributions as the company itself is the owner of the cancelled shares. The purpose of the reduction, therefore, is to cancel own shares held as treasury stock.

The public deed of this share capital reduction has been registered in the Madrid Mercantile Registry (Registro Mercantil) on June 7th, 2007.

Madrid, June 8th, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 8th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors